PENTALPHA CAPITAL, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTAL MATERIAL
PER SEC RULE X-17A-5
DECEMBER 31, 2021

(WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT)

<u>PENTALPHA CAPITAL, LLC.</u>
<u>DECEMBER 31, 2021</u>

<u>TABLE OF CONTENTS</u>

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SEC FILE NUMBER
8-49021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pentalpha Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Greenwich Office Park
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pasqualina Traina (Name) 203-660-6139 (Area Code – Telephone Number) patty_traina@pentalphaglobal.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

REID CPAs LLP
(Name – if individual, state last, first, and middle name)

7600 Jericho Turnpike, Suite 400 (Address) Woodbury (City) NY (State) 11797 (Zip Code)

7/1/13 (Date of Registration with PCAOB)(if applicable) 5861 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Pasqualina Traina_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Pentalpha Capital LLC_____, as of __December 31_____, 2_0_ 21_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Pasqualina Traina_____

Title: _Controller / FINOP_____

MELONIE S. WILLIAMS
Notary Public
Connecticut
My Commission Expires July 31, 2024

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating Member of
Pentalpha Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pentalpha Capital, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pentalpha Capital, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pentalpha Capital, LLC 's management. Our responsibility is to express an opinion on Pentalpha Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pentalpha Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

REID CPAs, LLP   Woodbury | New York | Boca Raton

7600 Jericho Turnpike, Suite 400, Woodbury, NY 11797 P: **516-802-0100** W: **ReidLLP.com**



Auditor's Report on Supplemental Information

The Computation of Net Capital Under Sec Rule 15c3-1 and the Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Pentalpha Capital, LLC's financial statements. The supplemental information is the responsibility of Pentalpha Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. S240,17a-5. In our opinion, the Computation of Net Capital Under Sec Rule 15c3-1 and the Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Pentalpha Capital, LLC's auditor since 2020.

Reid CPAs, LLP

Woodbury, NY
March 3, 2022

REID CPAs, LLP   Woodbury | New York | Boca Raton

7600 Jericho Turnpike, Suite 400, Woodbury, NY 11797 P: **516-802-0100** W: **ReidLLP.com**

PENTALPHA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$ 175,988
Prepaid assets	850
Due from Related Entity	4,082
Other Receivables	3,219
TOTAL ASSETS	$ 184,139

LIABLITIES AND MEMBERS' EQUITY

COMMITMENTS (Note 4)

MEMBERS' EQUITY	184,139
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 184,139

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
STATEMENT OF INCOME
For The Year Ended DECEMBER 31, 2021

REVENUES		
Fee Income	$	3,681
Total revenues		3,681
EXPENSES		
Employee compensation		82,608
Occupancy costs		35,261
Other operating expenses		21,621
Total		139,490
Shared compensation and other expenses reimbursed-related parties		(136,869)
Total expenses		2,621
INCOME FROM OPERATIONS BEFORE OTHER INCOME		1,060
OTHER INCOME		
Interest Income		29
NET INCOME	$	1,089

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For The Year Ended December 31, 2021

	Members' Equity
Balance, January 1, 2021	$ 182,410
Members' Contribution	640
Net income	1,089
Balance, December 31, 2021	$184,139

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
STATEMENT OF CASH FLOWS
For The Year Ended DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITY

Net Income $ 1,089

    Adjustments to reconcile net income
    to net cash provided by operating activities:

    Changes in:
      Accounts receivable   16,482
      Prepaid Expenses   3,219
      Other Receivables   (3,219)

      Accounts payable and accrued expenses   (1,250)

      Net cash provided by Operating Activities   16,321

CASH FLOWS FROM INVESTING ACTIVITY   -

CASH FLOWS FROM FINANCING ACTIVITY

    Member Contribution   640

NET INCREASE IN CASH   16,961

CASH - BEGINNING OF YEAR   159,027

CASH - END OF THE YEAR $ 175,988

See Notes to Financial Statements

NOTE 1 - THE COMPANY

Pentalpha Capital, LLC (the "Company"), was formed in the State of New York, to act primarily as a broker-dealer in the securities industry. It commenced operations on January 1, 1997 to, among other things, act as a conduit between buyer and seller in various financial trades, and to provide consulting and advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments

The Company determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Marketable equity securities not classified as trading or held to maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value. with unrealized gains and losses reported as comprehensive income in the statement of changes in members' equity. Realized gains and loses and declines in value judged to be other-than-temporary on available-for-sale securities are included in comprehensive income. Interest and dividends on securities classified as available-for-sale are included in other income. As of December 31, 2021 and the year then ended, the Company held no investments for customers.

Income Taxes

The Company was formed as a Limited Liability Company and therefore will not pay corporation income taxes as the income is taxed directly to the members. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities and, as part of this activity, is subject to any examination by taxing authorities from 2018 through 2021.

Use of Estimates

The preparation of financial statements in conformity with generally acceptable accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Fair Value

Pursuant to the provision described in ASC 820, Fair Value Measurement and Disclosures(formerly Statement of Financial Accounting Standards 157) the Company categorizes its financial instruments inputs into three of valuation techniques used to measure fair value into a three-level fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation of assets and liabilities traded for less active dealer or broker markets that have significant observable inputs are classified as Level 2. Level 2 valuations are usually obtained from third party pricing service valuations for identical or similar assets. If the inputs are used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Standards Issued and Implemented

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. Topic 606 requires revenue to be recognized when promised goods and services are transferred to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2018, the first day of the Company's 2018 fiscal year, using the full retrospective method.

The Company's revenue is recognized at a point in time based on the transfer of control. Revenue recognized over time consists of performance obligations that are satisfied within one year or less. In addition, the Company's contracts do not contain variable consideration or contract modifications.

The adoption of this ASU did not have a material impact on the Company's financial statements. The Company's revenue arrangements generally consist of a single performance obligation to transfer goods or services. Based on the Company's evaluation process and review of its contracts with customers, the timing and amount of revenue recognized previously is consistent with how revenue is recognized under the new standard. No changes were required to previously reported revenues as a result of the adoption.

Revenue Recognition Policy

The Company derives its revenues primarily from capital markets advisory services provided to the US Federal Government. Revenues are recognized when control of these products is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. Costs incurred to obtain a contract will be expensed as incurred when the amortization period is less than a year.

Disaggregation of Revenue From Contracts With Customers

The following table disaggregates the Company's revenue on the timing of satisfaction of performance obligations for the year ended December 31, 2021:

	December 31, 2021
All performance obligations satisfied over time	$ 3,681
Total Revenue	$ 3,681

Revenue from performance obligations satisfied over time consist of services performed based on hourly rates per the contract with a particular governmental agency.

For performance obligations related to our analysis, evaluation and recommendations, control transfers to the customer over time. These services are sold under a time-and-materials contract. Revenue under time-and-materials contracts is recognized on the basis of actual time incurred multiplied by the billable hourly rate stated in the agreement.

Subsequent Events

The company has evaluated subsequent events through February 26, 2021, which is the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

NOTE 3 - Net CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum "net capital" as defined under such rule.

As of December 31, 2021, the Company's net capital was computed to be $ 175,442 exceeding its minimum requirements of $5,000 by $170,442

NOTE 4 - CONCENTRATION OF RISK

Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in banks which at times exceeded the Federal Deposit Insurance Corporation limit of up to $250,000 per account.

Major Customer

The Company has one major customer that accounted for 100% of revenue for the year ended December 31, 2021. The Company expects to maintain this relationship with this customer.

NOTE 5 - 401K SAVINGS AND INVESTMENT PLAN

The Company has a contributory 401K savings and Investment Plan covering all employees who meet length of service requirements.

NOTE 6 - RELATED PARTIES

For the year ending December 31, 2021 the Company was reimbursed $136,869 for shared compensation and other expenses from commonly owned related entities.
At December 31, 2021 the Company is due $4,082 from related entities.

PENTALPHA CAPITAL, LLC

SUPPLEMENTAL MATERIAL

DECEMBER 31, 2021

PENTALPHA CAPITAL, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SEC ACT OF 1934
DECEMBER 31, 2021

NET CAPITAL

Total members' equity per focus report		$ 184,139
Total members' equity per audited financial statements		184,139
Less: Non - allowable assets		
Accounts receivable	$0	
Prepaid assets	850	
Due from related entity	4,082	
FINRA Daily A/C+other receivables	3,701	(8,633)
Net capital before haircuts on securities positions		175,506
Haircuts on securities		(64)
Net capital		$ 175,442

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ -
Total aggregate indebtedness	$ -

CAPITAL REQUIREMENTS

Minimum dollars net capital required	$ 5,000
6-2/3% of aggregate indebtedness	$ -
Greater of capital requirements	$ 5,000
Excess net capital	$ 170,442
Net capital	$ 175,442

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2021

The Company is exempt from rule 15c3-3. All customer sale and purchase transactions with customers will be cleared through another broker-dealer on a fully disclosed basis.



PENTALPHA
Capital, LLC

February 25, 2022

To the best of our knowledge and belief, Pentalpha Capital LLC. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that Rule. Pentalpha Capital LLC has met the identified exemption provisions in paragraph (k) of Rule 15c3-3 throughout the year ending December 31, 2021, with no exceptions.

Pasqualina Traina

Pasqualina Traina
FINOP/Controller
Pentalpha Capital, LLC

Two Greenwich Office Park, Greenwich, CT 06831 Telephone: (203) 660-6100 Fax: (203) 629-8907



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating Member of
Pentalpha Capital, LLC

We have reviewed management's statements, included in the accompanying exemption report in which (1) Pentalpha Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pentalpha Capital, LLC claimed an exemption from 17 C.F.R. Section §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) Pentalpha Capital, LLC stated that Pentalpha Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pentalpha Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pentalpha Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, except as stated in the paragraph below, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pentalpha Capital, LLC does not maintain a clearing agreement with a clearing broker as required in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934. Pentalpha Capital, LLC should be exempt under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reid CPAs, LLP

Woodbury, NY
March 3, 2022

REID CPAs, LLP   Woodbury | New York | Boca Raton

7600 Jericho Turnpike, Suite 400, Woodbury, NY 11797 P: **516-802-0100** W: **ReidLLP.com**